

OFFERING MEMORANDUM

facilitated by



Pinpin Company LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Pinpin Company LLC
State of Organization	NC
Date of Formation	02/10/2022
Entity Type	Limited Liability Company
Street Address	7119 O'Kelly Chapel Road, Cary NC, 27419
Website Address	www.leankitchenco.com

(B) Directors and Officers of the Company

Key Person	Vicente Pinpin
Position with the Company Title First Year	Founder and CEO 2022
Other business experience (last three years)	**Managing Partner | Advisor** (*Lokalz Homestay, Philippines, June, 2022 - Present*) — - Acquire residential condominium units for the purpose of renting them out to

tourists, both local and international.

- Acts as property managers for other property owners including foreigners who own properties in the country.

- Provides guidance to other business partners on areas of client managment, budgeting, cost management, and marketing.

- **Owner | Principal Executive** (*Lean Kitchen Franchise, North Carolina, November, 2021 - Present*) —

  - Responsible for business operations and management of Lean Kitchen franchise.

  - Decision-making authority on behalf of the franchise.

  - Attends all in-person meetings and remote meetings (such as telephone or video conference calls), including regional or national brand conferences of corporate Lean Kitchen.

  - Develops key performance metrics for employees to recognize them accordingly, which may correspond to monetary bonuses, and to develop performance improvement program to help in areas they need assistance on.

  - Maintains an active participation in local community programs by non-profit organizations, private institutions, and local government agencies.

  - Build healthy business relationships with small and large businesses in our service areas including Chamber of Commerce organizations.

- **Senior Product Manager - Wireless Operations** (*Bell MTS, Manitoba Canada, January, 2015 - August, 2021*) —

    - Responsible for managing the 4G and 5G wireless network performance which ensure that current and future planned wireless network enhancements would benefit the customer's wireless experience.

    - Build business cases and financial analysis towards new cellular site build, augmentation and filling service gaps.

    - Acts as advisor to business sales team, advocate office, customer care, dealers, and other internal stakeholders including Executive Committee and Board Members who require information relating to network coverage, enhancement and upgrades and outages; translate the technical enhancements to the wireless network into customer experience.

Key Person	Marife-Imee Pinpin
Position with the Company Title First Year	Founder & President 2022
Other business experience (last three years)	• **Owner | Kitchen Manager** (*Lean

Kitchen, North Carolina, November 2021 - Present) —

- Managing inventory so that all necessary ingredients are stocked for service

- Assisting the Principal Executive in the selection process of new staff and providing training for quick work transition and able to work with less supervision

- Participates on weekly meetings with Lean Kitchen corporate to discuss food-related agenda such as current menu, development roadmap of future meal plans, possible supply chain issues on certain ingredients, etc.

- Setting regular cleaning standards for the kitchen and verifying that staff is maintaining sanitation levels

- Work closely with principal executive in managing schedules for all kitchen staff

- **Kitchen Manager** (*Suello Take Out, Philippines, March 2009 - September 2021*) —

  - Responsible for managing orders coming in from social media messenger, text messages, and phone calls

  - Collect payments through credit card, bank deposit, or electronic payment (e.g. G-Cash)

  - Perform quality control checks on packaging and labelling of correct customer names

  - Monitor the inventory and schedule the timing of ordering and deliveries

	○ Responsible for assignment of delivery drivers based on customer location to save on fuel cost and time **Travel Consultant** (*iFlyBusiness - California, September 2016 - September 2021*) — ○ Assists CEO and high ranking corporate individuals with their travel requirements ○ Coordinates client's travel requirements with various airlines to make sure their trips are hassle-free experience ○ Trains new and current travel representatives to keep them updated on current trends in the industry

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Vicente Pinpin	50%
Marife-Imee Pinpin	50%

(D) The Company's Business and Business Plan

Business Model

Lean Kitchen - Research Triangle Park offers Grab-N-Go fresh and healthy meals that are pre-packed for off-premise consumption. The nutritional benefits have been carefully studied by Lean Kitchen chefs.

- You can place your orders in-store and through online for your convenience.
- Customers can purchase weekly and monthly healthy meal plans so you can stay on-track of your health goals.
- Meals are available to be picked up in-store or we can deliver them right at your doorstep so you can save time.
- Real Food – We add no artificial preservatives, flavors, or colors from artificial sources to our foods. We also do not add sugar to any of our dishes.

- Delicious-ness! - Eating healthy doesn't mean eating boring.
- Chef Prepared - Detail is given to every aspect of creating your meal from the preparation of ingredients to containing the final product. Attention to detail is given to the cooking, portion sizes, and every step throughout.

Lean Kitchen Promotes Healthy Food Consumption

According to Dr. Dariush Mozaffarian, a cardiologist and dean of the Friedman School of Nutrition Science and Policy at Tufts University, "We're really in a nutrition crisis in this country." Pinpin Company LLC and its Lean Kitchen stores help promote healthy nutrition to our communities with our healthy meal packs and create jobs.

- An independent task force calls on the federal government to pass policies that boost new healthy food enterprises like Lean Kitchen.
- Diet-related diseases are some of the leading causes of death and disability in the U.S.; hence, our Lean Kitchen stores promote consumption of healthy foods.
- Older adults experience unique health, social, and nutrition challenges such as decreased mobility and limited shopping and cooking ability. Our Lean Kitchen stores are strategically positioned to be able to provide our fresh and healthy meal packs by door-to-door delivery and in-store pick up.
- Food is Gen Z's top spending priority according to a semiannual report from Piper Sandler assessing teen spending and brand preferences. According to the survey, 54% of teens preferred healthy meals.

Intended Use of Funds

Your investments will help us renovate our store at Parkside Town Commons. We are building two sections: (1) Storefront (20% of the space), and (2) Kitchen (80% of the space). We chose a former fast food store to save on build out cost.

- The storefront will have our take out counter, display coolers, and microwaves for our customers who want to heat their meals before they leave the store.
- A bigger space for the kitchen so we can serve the demand of our customers for fresh and healthy meals.

The Team

Vince Pinpin, Co-Owner & Principal Executive for Lean Kitchen

Vince started his business ventures at the age of 16 in garment industry. Then at age 18, he opened up a neighbourhood take out store and the main dish was fried duck. With its success, he expanded to a sports and bar restaurant. Vince has a strong track record and more than 15 years of experience in strategic planning, financial analysis, data mining, business intelligence and market research, and customer experience, which he will manage the business side of the business.

Maf Pinpin, Co-Owner & Kitchen Manager for Lean Kitchen

Maf has been involved with her family food takeout business since she was 10 years old. She took over the kitchen management at age 18 and at this same, she fell in love with cooking. Her passion for cooking led to the decision to choose Lean Kitchen. She has more than 20 years of experience in the food management, in which she will manage the kitchen side of the business.

Our mission is to save you time and money by providing fresh and healthy grab-and-go meals that are DELICIOUS.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$100,000
Offering Deadline	January 27, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Store Renovation (Storefront and Kitchen)	$93,250	$115,630
Mainvest Compensation	$6,750	$8,370
TOTAL	$100,000	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.5 - 3.1%[2]
Payment Deadline	2027-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.91%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.5% and a maximum rate of 3.1% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$100,000	2.5%
$106,000	2.6%
$112,000	2.8%
$118,000	3.0%
$124,000	3.1%

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	These Securities have Voting Rights
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Vicente Pinpin	50%
Marife-Imee Pinpin	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Forecasted milestones

Lean Kitchen - North Carolina forecasts the following milestones:

- Secure lease at 7119 O'Kelly Chapel Road, Cary, North Carolina 27419 by November, 2022.

- Hire for the following positions by February, 2022: 2 Full Time and 1 Part Time staff

- Achieve $870,000 revenue per year by December 31, 2023.

- Return all the investment of $350,000 by December 31, 2023 to all our investors.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Lean Kitchen - Research Triangle Park's fundraising. However, Lean Kitchen - Research Triangle Park may require additional funds from alternate sources at a later date.

No operating history

Lean Kitchen - Research Triangle Park was established in November, 2021, but haven't operated their business. Therefore, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Financial liquidity

Lean Kitchen - Research Triangle Park has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Lean Kitchen - Research Triangle Park expects its liquidity position to increase upon raising capital on Mainvest and deploying the capital to grow the business.

Other challenges

Lean Kitchen - Research Triangle Park has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

- Landlord for Lean Kitchen - Research Triangle Park shows strong interest to lease its prime unit to Lean Kitchen - Research Triangle Park franchisee. They will try to hold the unit until middle of December 2022 to allow ample time for the franchisee to secure their funding.

- The cost estimates are taken out from the Franchise Disclosure Document, in which the costs may have ballooned since it was presented to the franchisee by the franchisor last October 2021 due to factors such as inflation and global supply chain issues.

- One of large target markets of Lean Kitchen - Research Triangle Park is the new Apple campus, which is within one mile of the store. This new campus may not be operational at the time of investing with Lean Kitchen - Research Triangle Park. However, this additional target market has not been factored in the forecasted income statement and cash flow. Also, there are other large corporations and influx of residentials to have steady growth within our area.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,472,030	$1,619,233	$1,732,579	$1,819,207	$1,873,783
Cost of Goods Sold	$412,168	$453,384	$485,120	$509,375	$524,656
Gross Profit	$1,059,862	$1,165,849	$1,247,459	$1,309,832	$1,349,127
EXPENSES					
Rent	$44,268	$45,374	$46,508	$47,670	$48,861
Utilities	$20,400	$20,910	$21,432	$21,967	$22,516
Salaries	$251,919	$258,216	$264,671	$271,287	$278,069
Insurance	$790	$809	$829	$849	$870
Royalty Fee	$176,498	$180,910	$185,432	$190,067	$194,818
Advertising & Marketing	$132,434	$135,744	$139,137	$142,615	$146,180
Operating Profit	$433,553	$523,886	$589,450	$635,377	$657,813

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V